UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ORBIT INTERNATIONAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685559106
                                 (CUSIP Number)

Alan S. Parsow          with a copy to             David L. Hefflinger
General Partner                                    McGrath, North, Mullin
P. O. Box 818                                        & Kratz, P.C.
Elkhorn, NE 68022                                   1400 One Central Park Plaza
(402) 289-3217                                     Omaha, NE 68102
                                                   (402) 341-3070

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                 March 21, 2001
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 685559106                        13D                 Page 2 of 3 Pages

1.       Name of Reporting Person

         SS or IRS Identification Number of Above Person

         Elkhorn Partners Limited Partnership / 47-0721875

2.       Check the Appropriate Box if a Member of a Group

         /X/      (a)                                / /      (b)

3.       SEC Use Only

4.       Source of Funds

         WC

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or Place of Organization

         Nebraska

                                           7. Sole Voting Power

                                              175,800 Shares

                  Number of
                  Shares                   8. Shared Voting Power
                  Beneficially
                  Owned by                    0
                  Reporting
                  Person                   9. Sole Dispositive Power
                  With
                                              175,800 Shares

                                          10. Shared Dispositive Power

                                              0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         175,800 Shares

12.      Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

         / /

13.      Percent of Class Represented by Amount in Row 11

         Approximately 8.68% of voting securities

14.      Type of Reporting Person

         PN

CUSIP NO. 685559106                  13D                       Page 3 of 3 Pages

     Elkhorn Partners Limited Partnership makes this filing to amend certain information previously reported by Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Parsow Partnership, Ltd. liquidated effective June 30, 2000. Former partners of Parsow Partnership, Ltd. became partners in Elkhorn Partners Limited Partnership. The shares of ORBIT INTERNATIONAL CORP. ("ORBIT") common stock previously owned by Parsow Partnership, Ltd. were transferred to Elkhorn Partners Limited Partnership. This filing constitutes Amendment No. 1 to the Schedule 13D of Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership. Elkhorn Partners Limited Partnership amends such prior schedule 13D reports with respect to the common stock of ORBIT by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) As of March 21, 2001, Elkhorn Partners Limited Partnership owns 175,800 shares of ORBIT common stock. The ORBIT Form 10-Q for the quarter ended September 30, 2000 reported that there were outstanding 2,026,000 shares of ORBIT common stock as of September 30, 2000. Based on this number, Elkhorn Partners Limited Partnership owns approximately 8.68% of the ORBIT common stock.

         (c) During the past 60 days, Elkhorn Partners Limited Partnership purchased 12,000 shares of ORBIT common stock, in open market transactions, at prices ranging from $.82 to $.90 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 21, 2001

Elkhorn Partners
   Limited Partnership

By     /s/ Alan S. Parsow

     Alan S. Parsow
     General Partner